

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Mr. David H. Fater
Chief Executive Officer and Chief Financial Officer
Vicor Technologies, Inc.
2300 Corporate Boulevard, N.W., Suite 123
Boca Raton, Florida 33431

      Re: Vicor Technologies, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 31, 2010
              File No. 0-51475

Dear Mr. Fater:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Kevin L. Vaughn
              Accounting Branch Chief